ENERGROUP HOLDINGS CORPORATION
NO. 9, XIN YI STREET, GANJINGZI DISTRICT
DALIAN CITY, LIAONING PROVINCE, PRC 116039

June 25, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Energroup Holdings Corporation Registration Statement on Form S-1 File No. 333-149171

Ladies and Gentlemen:

Energroup Holdings Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. on Tuesday, June 29, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

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Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERGROUP HOLDINGS CORPORATION

By:	/s/ Shi Huashan
Name:	Shi Huashan
Title:	President and Chief Executive Officer